Exhibit 99.1

Alcon’s PATANASE® Nasal Spray Approved by FDA for Treatment of Nasal Allergy Symptoms

HUENENBERG, Switzerland – April 15, 2008 – Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) has approved PATANASE® (olopatadine hydrochloride) nasal spray for the relief of the symptoms of seasonal allergic rhinitis in patients 12 years of age and older. PATANASE® nasal spray, an extension to Alcon’s market-leading ocular allergy product line, will be available in May of this year.

“We look forward to providing doctors the opportunity to prescribe PATANASE® to their patients who need and want a fast-acting nasal spray that quickly relieves symptoms,” said Kevin Buehler, Alcon’s senior vice president, global markets and chief marketing officer. “We are excited to enter the nasal market and are confident that this new addition will continue to grow our topical allergy franchise.”

FDA approval of PATANASE® nasal spray was based primarily on multiple clinical studies for the evaluation of safety, efficacy and onset of action. The studies were two-week, randomized, double-blind clinical trials in seasonal allergic rhinitis patients and were conducted to determine the ability of PATANASE® to relieve allergy symptoms based on total nasal symptom scores (TNSS, a composite of stuffy, runny, itchy nose and sneezing). The results of these clinical studies were that patients treated with PATANASE®, two sprays per nostril, twice daily, demonstrated significantly greater decreases in TNSS compared to the placebo nasal spray.

Additionally, onset of action was evaluated in three environmental exposure unit studies. In these studies, patients with seasonal allergic rhinitis were exposed to high levels of pollen and then treated with either PATANASE® or placebo nasal spray, two sprays in each nostril, after which they self-reported their allergy symptoms hourly for the subsequent 12 hours. PATANASE® nasal spray was found to have an onset of action of 30 minutes and a 12 hour duration of affect after dosing, which was statistically significant compared to the placebo spray.

"For patients who suffer every allergy season with symptoms that make life in those months miserable, PATANASE® offers relief beginning in minutes in a convenient steroid-free nasal spray," said Eli Meltzer, M.D., Medical Group and Research Center, A.P.C., San Diego, CA, and lead investigator on one study submitted to the FDA.  “The fact that it works quickly is important. Patients in our fast paced society want rapid improvement and relief from their nasal allergies.”

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About PATANASE® Nasal Spray

PATANASE® nasal spray is indicated for patients 12 years of age and older for the relief of symptoms of seasonal allergic rhinitis. Nasal allergy symptoms are measured by the patient’s Total Nasal Symptom Score (TNSS) which is a combination of stuffy, runny, itchy nose and sneezing. PATANASE® is intended only for intranasal administration. The most common side effects experienced with the use of PATANSE® include: bitter taste, headache, epistaxis, pharyngolaryngeal pain, post-nasal drip, cough, and urinary tract infection.

About Seasonal Allergic Rhinitis

Seasonal allergic rhinitis, also known as “hay fever,” refers to an allergic complex of symptoms caused by sensitivity to seasonal pollens. Symptoms may include congestion, sneezing, itchy nose, runny nose, watery eyes and itchy eyes.

According to the American College of Allergy, Asthma & Immunology (ACAAI), allergies affect an estimated 40 to 50 million people in the United States. Allergies are not only bothersome, but have been linked to a variety of common and serious chronic respiratory illnesses, such as sinusitis and asthma. In addition, they may interfere with day-to-day activities or lessen the quality of life.

About Alcon (NYSE: ACL)

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements, specifically in regard to the future sales and profits derived from PATANASE®. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:

Alcon

Doug MacHatton

Vice President, Investor Relations and Corporate Communications

(001) 817-551-8974

doug.machatton@alconlabs.com

Kathleen Golden

Manager, Corporate Communications

(001) 817-551-4963

kathleen.golden@alconlabs.com

www.alcon.com